 D: +1 212 225 2758

jjuantorena@cgsh.com

June 11, 2021

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Christina Chalk, Senior Special Counsel

Re:

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Schedule 14D-9 filed June 8, 2021

File No. 5-82627

Dear Ms. Chalk:

On behalf of our client, Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., a publicly traded corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico (“OMA”), we have set forth below the responses of OMA to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated June 9, 2021. For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, OMA is filing an amendment (“Amendment No. 1”) to their Schedule 14D-9, initially filed on June 8, 2021 (the “Schedule 14D-9”), containing a revised FTICA Opinion as Exhibit 99(c)(1). Amendment No. 1 contains the revisions described in this letter. For your convenience, a courtesy copy of today’s amendment is enclosed, together with a copy of the FTICA Opinion marked to show changes from the prior filing.

U.S. Securities and Exchange Commission, p. 2

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9. All page references in the following responses correspond to the page numbers in Amendment No. 1.

Schedule 14D-9 – Item 4. The Solicitation/Recommendation

1. The Board of Directors purports to be remaining neutral and not taking an opinion with respect to the Offers. However, it expresses the view, based in part upon the opinion of FTICA described in the Schedule 14D-9, that the “consideration that unaffiliated holders of Series B Shares and ADSs will receive in the Offers is fair…” These two positions do not appear to be consistent and may confuse shareholders. Please advise or revise.

OMA respectfully advises the Staff that pursuant to the second paragraph of Article 101 of the Mexican Securities Market Law, which governs the duties and obligations of OMA and the Board of Directors, the Board of Directors is required to express an opinion regarding the reasonableness of the Offer Price and to disclose such opinion to the public through the Mexican Stock Exchange. However, Mexican law does not specifically require OMA or the Board of Directors to make a recommendation on whether shareholders of OMA should tender their Securities in response to the Offers, and, consistent with practice in Mexico in the context of tender offers of this type, the Board of Directors did not make any such recommendation. Instead, Schedule 14D-9 describes the Board of Directors’ conclusion that, “the Offer Price set forth by the Offerors is fair from a financial perspective to OMA’s shareholders” and explicitly advises that, “the decision to tender OMA’s Series B Shares and/or ADSs is ultimately at the discretion of each shareholder.”

Furthermore, as the Staff is aware, Rule 14e-2(a) requires OMA to issue a statement disclosing that OMA: (1) recommends acceptance or rejection of the tender offer, (2) expresses no opinion and is remaining neutral toward the tender offer, or (3) is unable to take a position with respect to the tender offer. Accordingly, consistent with its duties under Mexican law and the requirements of Schedule 14D-9, the Board of Directors elected to remain neutral with respect to the Offers rather than recommend acceptance or rejection. OMA believes the position of the Board of Directors is consistent with its fiduciary duties and the disclosure requirements under Schedule 14D-9.

Opinion of FTICA – Exhibit 99(c)(1)

2. We note the statements in the FTICA opinion that it was rendered “for the sole benefit of the Board” and that “this opinion is strictly for the use and benefit of the Board and the Committee.” Please delete these statements, which attempt to limit shareholders’ reliance on the opinion, or provide the legal basis for such limitations.

In response to the Staff’s comment, the FTICA Opinion has been revised. OMA respectfully advises the Staff that the opinion in Amendment No. 1 does not contain the limitations.

U.S. Securities and Exchange Commission, p. 3

3. We note the disclosure in the opinion that FTICA-affiliate FTI has performed services for affiliates of the Offerors during the last two years. Please describe the nature and extent of the services provided to these affiliates in the body of the Schedule 14D-9 under Item 5, so that shareholders may evaluate the nature of the potential conflict of interest referenced that was waived by the Board.

In response to the Staff’s comment, OMA has revised the disclosure accordingly. Please see page 2 of Amendment No. 1.

4. We note the disclosure in the FTICA opinion that the Company has agreed to indemnify FTICA for certain liabilities that may arise from its engagement in connection with the services being rendered to the Company. Please describe this arrangement under Item 5 of the Schedule 14D-9. See Item 1009(a) of Regulation M-A.

In response to the Staff’s comment, OMA has revised the disclosure accordingly. Please see page 2 of Amendment No. 1.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding Amendment No. 1 to the Schedule 14D-9 or these responses, please feel free to contact me at (212) 225-2758.

Sincerely,

/s/ Jorge U. Juantorena

Jorge U. Juantorena

cc:

Ricardo Dueñas Espriu, OMA

Ruffo Perez Pliego del Castillo, OMA

Adriana Diaz Galindo, OMA

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

__________________

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V. 1
(Name of Subject Company)

__________________

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(Name of Person(s) Filing Statement)

__________________

Series B Shares of Common Stock (“Series B Shares”) and American Depositary Shares, each representing eight Series B Shares
(Title of Class of Securities)

40051022

(CUSIP Number of Class of Securities)

__________________

Ruffo Pérez Pliego del Castillo
Plaza Metrópoli Patriotismo, Piso 5

Av. Patriotismo 201

Col. San Pedro de los Pinos

Ciudad de México, México 03800

+ 52 81 8625 4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge U. Juantorena, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Telephone: (212) 225 2758

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1 Translation of Issuer’s Name: Central North Airport Group.

2 No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the ADSs representing Series B Shares.

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., a publicly traded corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico (“OMA”), filed with the Securities and Exchange Commission on June 8, 2021 (together with the exhibits thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”) to purchase up to 97,527,888 of the (1) outstanding Series B ordinary shares, without par value (the “Series B Shares”) held by U.S. Persons (as defined below) and (2) Series B Shares represented by outstanding American Depositary Shares (whether held or not by U.S. Persons) (each representing eight Series B Shares) (the “ADSs” and, together with the Series B Shares, the “Securities”), of OMA in cash at a price of Ps.137 per Series B Share and a price of Ps.1,096 per ADS (together, the “Offer Price”), in each case without interest thereon, net of (i) the stock exchange and settlement fee described herein, (ii) any applicable brokerage fees or commissions, (iii) any applicable currency conversion expenses with respect to the conversion of Mexican pesos to U.S. dollars, (iv) any applicable Distributions (as defined herein) and (v) applicable withholding taxes upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”). The U.S. Offer is being made in conjunction with an offer by Aerodrome in Mexico directed to holders of Series B Shares, but not holders of ADSs (the “Mexican Offer” and, together with the U.S. Offer, the “Offers”). The offer to purchase for the U.S. Offer (the “U.S. Offer to Purchase”) and the related documents have been filed as exhibits to the Schedule TO filed by the Offerors, dated May 24, 2021 (the “Schedule TO”).

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the last paragraph in the subsection entitled “Expenses” of Item 5:

In addition, OMA has agreed to indemnify FTICA and its affiliates, and its and their respective directors, officers, attorneys and other agents, employees, and controlling persons against certain liabilities and expenses resulting from any claim(s) related to or arising out of the Offers or FTICA’s engagement for the FTICA Opinion.

Additional Information regarding FTICA

In the two years prior to the date of FTICA’s Opinion, FTICA and its affiliates (i) have provided financial advisory and investigative services for Ingenieros Civiles Asociados, S.A. de C.V. (“ICASA”) a fully owned indirect subsidiary of ICA Tenedora, S.A. de C.V., for which FTICA and its affiliates have received fees of approximately USD$70,000, and (ii) have not provided financial advisory or other service to, or received any fees from, OMA. FTICA and its affiliates may seek to provide financial advisory and other services to OMA and its affiliates in the future and would expect to receive fees for the rendering of those services.

Item 9.  Exhibits

Exhibit (c)(1) of Item 9 of the Schedule 14D-9 is hereby amended and restated by the FTICA Opinion attached hereto as Exhibit (c)(1).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GRUPO AEROPORTUARIO DEL
CENTRO NORTE, S.A.B. DE C.V.

By:

/s/ Ruffo Pérez Pliego del Castillo

Name:  Ruffo Pérez Pliego del Castillo

Title:  Chief Financial Officer

Exhibit 99.(c)(1)

June 4, 2021

Board of Directors and

Corporate Practices, Finance, Planning and Sustainability Committee

Grupo Aeroportuario del Centro Norte, S. A. B. de C.V.

Plaza Metrópoli Patriotismo, Piso 5

Av. Patriotismo 201

Col. San Pedro de los Pinos

Ciudad de México, México 03800

Attn: Members of the Board of Directors and of the Committee (as defined below)

Ladies and Gentlemen:

We understand that Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”) have made a tender offer in the United States of America and, in conjunction, Aerodrome has made a tender offer in Mexico for the purchase of up to an aggregate 97,527,888, of the (1) outstanding Series B ordinary shares, without par value (the “Series B Shares”) and (2) in the United States, Series B Shares represented by outstanding American Depositary Shares (each representing eight Series B Shares) (the “Securities”), of Grupo Aeroportuario del Centro Norte, S. A. B. de C.V. (the “Company”) in cash at a price of Ps.137 per Series B Share and a price of Ps.1,096 per ADS (the “Offer Price”), in each case without interest thereon, net of certain fees, commissions and currency and other expenses described in the tender offer (collectively, the “Offers”).

FTI Capital Advisors, LLC (“FTICA” “we” or “our”) has been requested by the Company’s Board of Directors (the “Board”) to render our opinion to the Board and the Corporate Practices, Finance, Planning and Sustainability Committee (the “Committee”), as to the fairness, from a financial point of view, to the holders of the Securities (the “Shareholders”), of the Offer Price. Our opinion does not address any other aspect of the Offers.

www.fticonsulting.com

1800 Century Park East, Suite 450

Los Angeles, California 90067

Tel: 310.552.3774 Fax 310.552.3781

Board of Directors, Grupo Aeroportuario del Centro Norte, S. A. B. de C.V.

June 4, 2021

In arriving at our opinion, we reviewed and analyzed, among other things:

(i)	the engagement agreement between FTICA and the Company as of May 25, 2021 (the “Engagement Agreement”);
(ii)	the offer to purchase for the U.S. Offer (the “U.S. Offer to Purchase”) and the related documents that have been filed as exhibits to the Schedule TO filed by the Offerors, dated May 24, 2021 (the “Schedule TO”);
(iii)	the informative memorandum (folleto informativo) and the related documents that have been filed with the National Banking and Securities Commission in Mexico (Comisión Nacional Bancaria y de Valores, “CNBV”) dated May 24, 2021 (the “Folleto Informativo Definitivo”, and together with Schedule TO, the “Offer Documents”);
(iv)	the Company’s publicly disclosed financial statements covering the period December 31, 2017 through March 31, 2021;
(v)	a summary of the Company’s agreement (the “Concession Agreement”) with the Mexican Ministry of Communications and Transportation, covering the Company’s rights and responsibilities pertaining to each of the 13 airports that the Company operates under the Concession Agreement;
(vi)	forecasts prepared by the Company’s management (“Management”) covering the Company’s financial performance covering the period April 1, 2021 through October 31, 2048 prepared on or about May 25, 2021 by Management (the “Forecast”);
(vii)	recent analyst reports from analysts that cover the Mexican airline industry and/or Company; and
(viii)	a management representation letter addressed to FTICA addressing the accuracy and completion of information provided by Management to FTICA.

In addition, we have had discussions with Management concerning the Company’s business, operations, assets, liabilities, financial condition and prospects and undertaken such other studies, financial analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information and data furnished to or disclosed to us by Management (including any materials prepared by third parties and provided to FTICA by or on behalf of Management), or that were reviewed by us, and we have not assumed and we do not assume any responsibility or liability for independently verifying such information. We have further relied upon the assurances of Management that they are not aware of any facts

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	2

Board of Directors, Grupo Aeroportuario del Centro Norte, S. A. B. de C.V.

June 4, 2021

or circumstances that would make such information inaccurate or misleading. We have assumed, with your consent, that the Forecast has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Management. We assume no responsibility for, and we express no view as to, the Forecast, estimates or the assumptions on which it is based. In arriving at our opinion, we have not conducted a legal, accounting or physical inspection of the Company and have not made or obtained any valuations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon financial, market, economic and other conditions as they exist on, and can be evaluated as of, the date of this opinion. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this opinion. Furthermore, we have not evaluated, and are not opining on, the solvency of the Company under any laws relating to bankruptcy, insolvency or similar matters.

We have assumed that the Offer Price will be as set forth in the Offer Documents. We have assumed that the accuracy of the disclosures contained in the Offer Documents and the other definitive documents, that any covenants contained in the definitive documents are reasonably likely to be performed, and that the Offers will be consummated promptly, and without waiver, modification or amendment of any material terms or conditions set forth in the Offer Documents and other definitive documents reviewed by us. We have also assumed that all material governmental, regulatory and third-party approvals, consents and authorizations and releases necessary for the consummation of the Offers will be obtained prior to completion of the Offers and within the time frames reasonably contemplated by the parties to the Offers. We do not express any opinion as to legal, regulatory, tax or accounting matters, as to which we understand the Company has obtained such advice as it deemed necessary from qualified professionals.

We express no view as to, and our opinion does not address, any terms or other aspects or implications of the Offers (other than the fairness of the Offer Price from a financial point of view to the Shareholders) or any aspect or implication of any other agreement, arrangement or understanding entered into or to be entered into in connection with the Offers, including, without limitation, the fairness of the amount or nature of the compensation resulting from the Offers to any officers, directors or employees of the Company, or any class of such persons. In addition, we express no view as to, and our opinion does not address, the future price or value of the Securities or any other equity interests in the Company or of any assets of the Company, the underlying business decision of the Company to proceed with or effect the Offers nor does our opinion address the relative merits of the Offers as compared to any alternative business strategies that might exist for the Company or the effect of any other transactions in which the Company may engage.

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Offer Price is fair from a financial point of view to the Shareholders.

Our opinion is based on the terms described to us by Management and the other documents and information described herein. We have not been provided, and have not reviewed, any other definitive documents to be entered into in connection with the Offers (if any) and express no opinion on such documents.

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	3

Board of Directors, Grupo Aeroportuario del Centro Norte, S. A. B. de C.V.

June 4, 2021

We will receive a fee for our services in connection with this opinion, a portion of which is payable upon rendering this opinion. The Company has agreed to reimburse certain of our expenses and indemnify us for certain liabilities that may arise out of our engagement pursuant to the Engagement Agreement. FTICA is a wholly-owned subsidiary of FTI.

FTI has performed services for an affiliate of the Offerors during the past two years. The Board acknowledges the disclosure of all of these facts and circumstances and relationships, has conducted its own inquiry as to the services performed in the past by FTI and its affiliates on behalf of the affiliate of the Offerors, and has waived all actual and potential conflicts of interest and claims that may arise from FTICA’s services hereunder or pursuant to any of the prior or future engagements of FTICA, FTI, and their affiliates, subject to the provisions with respect to such conflicts of interest set forth in the Engagement Agreement, including the requirement that FTICA establishes reasonable and appropriate screening procedures to prevent disclosure of the Company’s confidential information and assigns a separate team of individuals to the project team that provides services to the Offerors or other parties relating to the Offers.

FTI, its subsidiaries and its affiliates engage in a wide range of businesses from investment banking, asset management and other financial and non-financial advisory services. In the ordinary course of our business, we and our affiliates may actively advise our customers with respect to trades or other transactions in equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company for the accounts of our customers.

This opinion, the issuance of which has been approved by FTICA’s Fairness Committee, was rendered to the Board and the Committee for the information of the Board and Committee (each in its capacity as such) and addressed only the fairness as of the date of this opinion, from a financial point of view, of the Offer Price to the holders of the Securities. This opinion is not intended to be and does not constitute a recommendation to any Shareholder as to whether it should tender Securities in the Offers.

Very truly yours,

FTI Capital Advisors, LLC

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	4